FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 1430 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

FORM 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Current Technology Corporation
Suite 1430 - 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2

Date of Material Change

November 25, 2005.

Item 3

News Release

Press Release dated November 25, 2005 was disseminated by PR Newswire services and SEDAR filed with the BC Securities Commission on November 25, 2005.

Item 4

Summary of Material Change

Current Technology Corporation announces completion of two private placements:

The Company has issued 2,440,000 restricted units for total proceeds of $305,000 (all funds USD).   In addition, the Company has issued 300,000 restricted units for consideration of $51,000.

Item 5

Full Description of Material Change

Current Technology Corporation announces completion of two private placements:

The Company has issued 2,440,000 restricted units for total proceeds of $305,000 (all funds USD).  As indicated in the Company’s regulatory filings, the $305,000 was received during the first three quarters of Fiscal Year 2005: $90,000 (Q1); $140,000 (Q2); and $75,000 (Q3).  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional share at $0.25 up to and including March 25, 2010 (1,120,000 units) and May 31, 2010 (1,320,000 units).  The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days.  Under such circumstances, the warrants must be exercised within 21 days.

In addition, the Company has issued 300,000 restricted units for consideration of $51,000.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional share at $0.25 up to and including September 21, 2010.  The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days.  Under such circumstances, the warrants must be exercised within 21 days.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applciable.

Item 8

Executive Officer

Robert Kramer - 604.684.2727

Item 9

Date of Report

November 25, 2005